Exhibit 99.1

CI Financial Reports Total Assets of $236.5 Billion for February 2021; Wealth Management Assets Reach $100 Billion for the First Time

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--March 10, 2021--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary assets under management as at February 28, 2021 of $136.4 billion and wealth management assets of $100.0 billion, for total assets of $236.5 billion.

Wealth management assets reached $100.0 billion for the first time in CI’s history and grew 2.5% in the month of February and by $50.4 billion or 101.6% year over year. The annual change is due to strong organic growth and acquisitions CI has made to expand its wealth management platform in Canada and the United States. It also reflects CI’s execution of its strategic priorities, which are expanding its wealth management platform, globalizing the firm and modernizing its asset management business.

Canadian wealth management assets at $69.5 billion were up 2.7% in February and up 41.5% or $20.4 billion from one year ago. Canadian wealth management assets consist of the assets of CI Assante Wealth Management, Aligned Capital Partners Inc., CI Private Counsel LP, CI Direct Investing and Virtual Brokers.

U.S. wealth management assets grew by 2.3% in February to $30.5 billion. This includes the assets of CI’s network of 10 registered investment advisor (“RIA”) firms across the United States. In January, CI announced an agreement to acquire Segall Bryant & Hamill, LLC (“SBH”) of Chicago, which is expected to double CI’s U.S. assets to approximately $60 billion1 once the transaction is completed. The acquisition is scheduled to close in the second quarter of 2021, subject to regulatory, stock exchange and other customary closing conditions.

CI’s total assets under management were $136.4 billion, representing increases of $2.1 billion or 1.6% in February and $9.7 billion or 7.7% year over year. Core assets under management, which are those managed by CI’s Canadian and Australian subsidiaries, were up 1.6% in February and 3.2% year over year. Core average assets under management for the quarter-to-date were $131.2 billion, a 4.0% increase over the average of $126.2 billion for the fourth quarter of 2020.

CI’s total assets of $236.5 billion represent an all-time high for CI. Total assets were up 2.0% in the month of February and up $60.2 billion or 34.1% for the one-year period.

Further information about CI’s assets and financial position can be found below in the tables of statistics and on www.cifinancial.com.

CI FINANCIAL CORP. February 28, 2021 PRELIMINARY MONTH-END STATISTICS
ENDING ASSETS	Feb. 28/21 (billions)	Jan. 31/21 (billions)	% Change	Feb. 29/20 (billions)	% Change
Core assets under management (Canada and Australia)[2]	$130.7	$128.7	1.6%	$126.7	3.2%
U.S. assets under management	$5.7	$5.6	1.8%	$-	n/a
Total assets under management	$136.4	$134.3	1.6%	$126.7	7.7%
Canadian wealth management	$69.5	$67.7	2.7%	$49.1	41.5%
U.S. wealth management	$30.5	$29.8	2.3%	$0.5	6,000.0%
Total wealth management	$100.0	$97.6	2.5%	$49.6	101.6%
TOTAL	$236.5	$231.9	2.0%	$176.3	34.1%
MONTHLY CORE AVERAGE ASSETS UNDER MANAGEMENT	Feb. 28/21 (billions)	Jan. 31/21 (billions)	% Change
Monthly average	$132.0	$130.4	1.2%
FISCAL QUARTER CORE AVERAGE ASSETS UNDER MANAGEMENT	Feb. 28/20 (billions)	Dec. 31/20 (billions)	% Change
Fiscal quarter average	$131.2	$126.2	4.0%
FISCAL YEAR CORE AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2021 (billions)	Fiscal 2020 (billions)	% Change
Fiscal year average	$131.2	$124.1	5.7%
EQUITY (millions)
Total outstanding shares (TSX)	209.0	QTD weighted avg. shares	208.9
FINANCIAL POSITION (millions)
Gross debt	$2,272	Cash	$214

1Projection based on CI assets as at February 28, 2021 and SBH assets of $29.6 billion as at January 31, 2021.
2 Includes $32.1 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at February 28, 2021 ($31.4 billion at January 31, 2021 and $28.3 billion at February 29, 2020).

About CI Financial
CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of BDF LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest, LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that statements include that the acquisition of Segall Bryant & Hamill, LLC will be completed and its asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com